FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of December 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X         Form 40-F
                                  ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the
registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                    No  X
                              ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Subscription of SKODA PRAHA shares
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A subscription of new shares of SKODA PRAHA, a.s. was held in the wake of the decision of the General Meeting of SKODA PRAHA, a.s. to increase the company's registered capital.

In the first round, during which all current shareholders enjoyed the option to subscribe shares, no shares were subscribed. In the second round, CEZ, a. s., being the designated prospective subscriber, subscribed 700,000 equity bearer shares with a nominal value of CZK 1,000 each.

The Board of Directors of SKODA PRAHA, a.s. will now decide on the exact amount by which the registered capital shall be increased, and file a motion for entering this amount in the Commercial Register

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                               CEZ, a. s.
                                                        ------------------------
                                                              (Registrant)
Date:  December 12, 2003
                                                  By:  /s/ Libuse Latalova
                                                     ---------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration